CUSIP No. 206156101                                         Page 1 of 20 Pages





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             CONCORD CAMERA COMPANY
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    206156101
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                VC HOLDINGS, INC.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 867-3800
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)


                                 March 31, 1997
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement.|_|

CUSIP No. 206156101                                         Page 2 of 20 Pages


1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         TRILON DOMINION PARTNERS, L.L.C.    13-3838873

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)   |_|
                                                              (B)   |X|

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|

         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER         589,806
                                                     ----------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER        - 0 -
OWNED BY                                             ----------------
EACH              9.       SOLE DISPOSITIVE POWER    589,806
REPORTING                                            ----------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER  - 0 -
                                                     ----------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         589,806
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.42%
        ------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         OO
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                                         Page 3 of 20 Pages


1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         VC HOLDINGS, INC. 13-3838864

         -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |_|
                                                              (B)      |X|

         -----------------------------------------------------------------------
3.       SEC USE ONLY
         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER             589,806
SHARES                                               ----------------
BENEFICIALLY      8.       SHARED VOTING POWER            - 0 -
                                                     ----------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER         - 0 -
                                                     ----------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER      589,806
                                                     ----------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  589,806
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.42%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         HC
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                                         Page 4 of 20 Pages



1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         RONALD W. CANTWELL

         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |_|
                                                              (B)      |X|

         -----------------------------------------------------------------------
3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER             589,806
SHARES                                               ----------------
BENEFICIALLY      8.       SHARED VOTING POWER            - 0 -
                                                     ----------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER         - 0 -
                                                     ----------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER      589,806
                                                     ----------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         589,806
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.42%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                                         Page 5 of 20 Pages


1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         DOMINION CAPITAL, INC.     54-1348068

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |_|
                                                              (B)      |X|

         -----------------------------------------------------------------------
3.       SEC USE ONLY
         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Virginia

         -----------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                  - 0 -
                                                     ---------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                - 0 -
                                                     ---------------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER             - 0 -
                                                     ---------------------
REPORTING
PERSON WITH      10.       SHARED DISPOSITIVE POWER          589,806
                                                     ---------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |X|
         See Item 5
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         - 0 -
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                                         Page 6 of 20 Pages


1.       NAME OF REPORTING PERSON S.S. OR ISR
         IDENTIFICATION NO. OF ABOVE PERSON
         DOMINION RESOURCES, INC.
         54-1229715
         -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |_|
                                                              (B)      |X|
         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Virginia
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER               - 0 -
                                                     ----------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER             - 0 -
                                                     ----------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER          - 0 -
                                                     ----------------
REPORTING
PERSON WITH      10.       SHARES DISPOSITIVE POWER       589,806
                                                     ----------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 -
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |X|
         See Item 5
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         - 0 -
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         HC
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 206156101                                         Page 7 of 20 Pages
                         Amendment No. 3 to Schedule 13D

         Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this is the first electronic amendment to a paper format
Schedule 13D originally filed by Dominion Resources, Inc., a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation ("Capital"), dated August 22, 1994 (the "Original Statement"), as amended and supplemented by Amendment No. 1, dated January 16, 1995 ("Amendment No. 1") and Amendment No. 2, dated July 31, 1995 ("Amendment No. 2") and accordingly amends and restates the text of the Original Statement, Amendment No. 1 and Amendment No. 2. However, pursuant to Rule 13d-2(c) this amended and restated Schedule 13D does not set forth the previously filed paper exhibits. This statement (the "Statement") is being filed by Trilon Dominion Partners, L.L.C., a Delaware limited liability company, formerly known as Venture Capital Equities, L.L.C. (the "LLC") pursuant to Rule 13d-2(a) under the Act as a result of the sale by the LLC of part of its position in the Common Stock (as defined below) of the Issuer (as defined below) as more fully described below.

Item 1.  Security and Issuer

         The LLC hereby amends, supplements and restates the statement on
Schedule 13D relating to the common stock, no par value (the "Common Stock") of Concord Camera Company (the "Issuer"), as originally filed by Resources and Capital.

Item 2.  Identity and Background

         This Statement is being filed by the LLC, VC Holdings, Inc., a Delaware corporation ("VC Holdings"), Ronald W. Cantwell ("Mr. Cantwell"), Capital and Resources.

         The LLC is a Delaware limited liability company. Its principal business address and the address of its principal office is 245 Park Avenue, New York New York 10167. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which wholly owns 100% of the voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

         VC Holdings is a Delaware corporation, its principal business address and the address of its principal office is 245 Park Avenue, New York, New York 10167. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC and was formed for the purpose of acting in such capacity. Mr. Cantwell is the sole shareholder of VC Holdings.

         Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal

CUSIP No. 206156101                                         Page 8 of 20 Pages

office is 245 Park Avenue, New York, New York 10167. Mr. Cantwell is the President of VC Holdings.

         Capital is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Capital was established in 1985 as a subsidiary of Resources to provide investment management services and specialized finance advice to Resources and its other non-regulated subsidiaries. Capital owns a non-voting Class B membership interest in the LLC. Capital is a wholly-owned subsidiary of Resources.

         Resources is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Resources is a holding company. Its subsidiaries are principally involved in the electric power business and are also active in the real estate and investment management businesses.

         The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II, and III, respectively attached hereto. Schedules I, II and III set forth the following, information with respect to each such person.

         (i)      name;

         (ii)     business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv)     citizenship.

         During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As a result of a series of open market transactions during 1994 and 1995, Capital accumulated a position of 927,306 shares of the Common Stock of the Issuer, which was purchased by Capital for an aggregate cash consideration of $4,192,056. The source of such funds was the working capital of Capital, On June 30, 1995, Capital contributed such shares (as part of a specified investment portfolio) to the LLC in exchange for a non-voting Class B membership interest in the LLC. See Items 5 and 6 below.

CUSIP No. 206156101                                         Page 9 of 20 Pages


Item 4.  Purpose of Transaction.

         The shares referred to in Item 5 below were acquired by the LLC for investment purposes. At any time the LLC may determine to dispose of some or all of its holdings of Common Stock of the Issuer. Any decision by the LLC to dispose of some or all of its holdings of Common Stock of the Issuer will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of the LLC and general economic and market conditions. The LLC has no present intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. The LLC may, however, determine to seek representation on the Issuer's Board of Directors. In addition, the LLC anticipates discussing with management of the issuer ways to enhance shareholder value. At present, the LLC does not know how such discussions will affect the Issuer's course of conduct with respect to its investment in the Issuer.

         Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director or any of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Currently, the LLC is the registered and direct beneficial owner of 589,806 shares of Common Stock of the Issuer, representing as of April 8, 1997 approximately 5.42% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 206156101                                         Page 10 of 20 Pages

         At the time of the Original Statement, Capital directly owned 762,306 shares of Common Stock, constituting approximately 7.3% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 1, Capital directly owned 927,306 shares of Common Stock, constituting approximately 8.9% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 2, Capital directly owned and transferred to the LLC 927,306 shares of Common Stock, constituting approximately 8.9% of the outstanding shares of Common Stock of the Issuer.

         (b) The LLC has voting and dispositive power with respect to the 589,806 shares of Common Stock by virtue of its direct ownership of such shares.

         VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

         Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

         Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

         Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

         Except as described herein, none of VC Holdinqs, Mr. Cantwell, Capital, Resources or any other person referred to in Schedules I, II or III attached hereto may be considered direct beneficial owners of shares of Common Stock. None of VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in Schedu1es I, II or III has acquired or disposed of any shares of Common Stock during the past sixty days.

         (c) Since filing Amendment No. 2, several open market transactions have reduced the number of outstanding shares held by the LLC, as listed below:

CUSIP No. 206156101                                         Page 11 of 20 Pages


 Date        Buy/Sell      Shares       Consideration       Aggregate    Percentage of outstanding
                                                            ownership             shares*
                                                             position


7/31/95                                                      927,306              8.52%
9/14/95         Sell         65,000       $415,834.00        862,306              7.93%
9/15/95         Sell         25,000       $156,809.00        837,306              7.70%
3/31/97         Sell        100,000       $220,993.00        737,306              6.78%
 4/1/97         Sell         10,000        $22,099.00        727,306              6.68%
 4/2/97         Sell         10,000        $21,249.00        717,306              6.59%
 4/3/97         Sell         20,000        $40,449.00        697,306              6.41%
 4/4/97         Sell         10,000        $20,224.00        687,306              6.32%
 4/7/97         Sell         75,000       $161,215.00        612,306              5.63%
 4/8/97         Sell         22,500        $47,849.00        589,806              5.42%


*Based on the number of shares of Common Stock outstanding as of February 10, 1997

         (d)      Not applicable

         (e)      Not Applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for the LLC, formerly known as Venture Capital Equities, L.L.C., dated as of June 30, 1995, between VC Holdings and Capital (the "Operating Agreement"), a copy of which was filed as Exhibit A to Amendment No. 2, VC Holdings has the full, exclusive and complete power and authority to make all decisions regarding the management and sale of the LLC's investment portfolio (including the shares of Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC.

         Pursuant to the Operating Agreement, net cash flow from the LLC (after provision for the LLC's operating expenses, including the payment of an annual management fee to VC Holdings) shall be distributed in the following order of priority: first, to Capital and VC Holdings in proportion to their respective unrecovered capital contributions; second, to Capital until it has received a

CUSIP No. 206156101                                         Page 12 of 20 Pages

preferred return on its unrecovered capital contributions equal to 3% in year one, 5% in year two and 8% thereafter; and the balance, 50% to Capital and 50% to VC Holdings.

         The foregoing summary of certain provisions of the Operating Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

         Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedules I, II or III hereto has any contracts, arrangements, understandings or relationships (lega1 or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

Exhibit  A -         Operating Agreement for the LLC,
                     formerly known as Venture Capital Equities, L.L.C., dated as of June 30, 1995 filed as an Exhibit to Amendment No. 2.

CUSIP No. 206156101                                         Page 13 of 20 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 10, 1997                              TRILON DOMINION PARTNERS, L.L.C.

                                             By: VC HOLDINGS, Inc.,
                                                       its Manager


                                             By: /s/ Ronald W. Cantwell
                                                ------------------------
                                                Name: Ronald W. Cantwell
                                                Title: President


                                             VC HOLDINGS, INC.


                                             By: /s/ Ronald W. Cantwell
                                                -----------------------
                                                Name: Ronald W. Cantwell
                                                Title: President


                                                /s/ Ronald W. Cantwell
                                                ----------------------
                                                Ronald W. Cantwell


                                             DOMINION CAPITAL, INC.


                                             By: /s/ Daniel A. Hillsman, Jr.
                                                ----------------------------
                                                Name: Daniel A. Hillsman, Jr.
                                                Title: Vice President


                                             DOMINION RESOURCES, INC.


                                             By: /s/ Linwood R. Robertson
                                                -------------------------
                                                Name: Linwood R. Robertson
                                                Title: Senior Vice President

CUSIP No. 206156101                                         Page 14 of 20 Pages

                                   Schedule I
                                   ----------


         The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address at 245 Park Avenue, New York, New York 10017.


                                                                       Principal
                                    Position with                      Occupation
         Name                       VC Holdings                        and Address
         ----                       --------------                     -----------

Ronald W. Cantwell                  President and                       Same
                                    Director

Jack R. Sauer                       Vice President,                     Same
                                    Chief Financial
                                    Officer, Assistant
                                    Secretary, Director

Scott H. Flamm                      Senior Managing                     Same
                                    Director

William P. Gendron                  Secretary and                       Same
                                    Treasurer


CUSIP No. 206156101                                         Page 15 of 20 Pages

                                   Schedule II
                                   -----------

                       Executive Officers and Directors of
                             Dominion Capital, Inc.


                                                          Principal Occupation
         Name                       Title                     or Employment
         ----                       -----                     -------------

Thos. E. Capps             Director,                       See Schedule III

David L. Heavenridge       President, Chief                See Schedule III
                           Executive Officer
                           and Director

Henry C. Riely             Corporate Secretary             Corporate Secretary
                                                           of Capital; an Assistant Corporate
                                                           Secretary of
                                                           Resources and other
                                                           direct and indirect
                                                           subsidiaries of
                                                           Resources

John W. Harris             Director                        President and
                                                           Managing Partner
                                                           The Harris Group,
                                                           Rotunda Suite 175
                                                           4201 Congress Street
                                                           Charlotte, NC  28209

David A. Wollard           Director                        Retired
                                                           2019 East 3rd Avenue
                                                           Denver, CO 80206


John B. Bernhardt          Director                        See Schedule III

Thomas N. Chewning         Director                        See Schedule III

Frank S. Royal             Director                        See Schedule III

William T. Roos            Director                        See Schedule III

Daniel A.                  Vice President                  Vice President of
Hillsman, Jr.                                              Capital


CUSIP No. 206156101                                         Page 16 of 20 Pages



                                                           Principal Occupation
         Name                         Title                    or Employment
         ----                         -----                --------------------

Charles E. Coudriet                 Senior Vice            Senior Vice President
                                    President              of Capital

Donald T                            Vice President         Vice President of
Herick, Jr                                                 Capital

Dennis W. Hedgepeth                 Vice President         Vice President and
                                    and Treasurer          Treasurer of Capital

Hayden D. McMillian                 Senior Vice            Senior VP and CFO
                                    President and CFO      of Capital

Mark P. Mikuta                      Vice President         Vice President and
                                    and Controller         Controller

S. Dallas Simmons                   Director               See Schedule III

Randolph W. Wyckoff                 Senior Vice            Senior Vice President
                                    President              of Capital

         The business address of each of the foregoing individuals except Messrs. Harris, Wollard, Bernhardt, Royal, Roos and Simmons is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of Messrs. Bernhardt, Royal, Roos and Simmons are set forth under "Principal Occupation or Employment" on Schedule III.

CUSIP No. 206156101                                         Page 17 of 20 Pages


                                  SCHEDULE III
                                  ------------

                       Executive Officers and Directors of
                            Dominion Resources, Inc.


                                                              Principal Occupation
         Name                 Title                            or Employment
         ----                 -----                            -------------

John B. Adams                 Director                        President and CEO,
                                                              The Bowman Companies
                                                              One Bowman Drive
                                                              Fredricksburg, VA 22408-7318

Norman B. M. Askew            Executive Vice                  Chief Executive
                              President                       East Midlands Electricity, plc
                                                              P.O. Box 444
                                                              Woodyard Lane
                                                              Wallaton, Nottingham, NG8 1EZ

John B. Bernhardt             Director                        Managing Director,
                                                              Bernhardt/Gibson
                                                              Financial
                                                              Opportunities,
                                                              11817 Canon
                                                              Boulevard, Suite
                                                              502, Newport News,
                                                              Virginia 23606, a
                                                              financial services
                                                              firm

Thos. E. Capps                Chairman,                       Chairman,
                              President and                   President and
                              CEO of                          CEO of Resources
                              Resources

Thos. N. Chewning             Executive                       President and CEO
                              Vice President

Thos. F. Farrell, II          Senior Vice                     Senior Vice
                              President of                    President of
                              Corporate                       Corporate Affairs
                              Affairs and                     General Counsel of
                              General Counsel                 Resources

William C. Hall, Jr.          Assistant Vice                  Assistant Vice
                              President                       President of
                              Corporate                       Corporate Communications of
                              Communications                  of Resources


CUSIP No. 206156101                                         Page 18 of 20 Pages


                                                        Principal Occupation
         Name                  Title                    or Employment
         ----                  -----                    -----------------


David L. Heavenridge           Executive                President and CEO
                               Vice President           of Capital

Donald T. Herrick,             Vice President           Vice President of Resources

Karen E. Hunter                Assistant Vice           Assistant Vice President -
                               President -              Financial Planning
                               Financial                of Resources
                               Planning

Benjamin J. Lambert,           Director                 Optometrist
III                                                     904 North First Street
                                                        Richmond, VA 23219

Richard L.                     Director                 Former President and
Leatherwood                                             Chief Executive Officer
                                                        CSX Equipment
                                                        3805 Greenway
                                                        Baltimore, MD 21218

Harvey L. Lindsay,             Director                 Chairman and Chief
Jr.                                                     Executive Officer
                                                        Harvey Lindsay Commercial
                                                        Real Estate
                                                        Dominiom Tower, Suite 1400
                                                        999 Waterside Drive
                                                        Norfolk, VA 23510

Kenneth A. Randall             Director                 Corporate Director of
                                                        various public companies
                                                        6 Whittaker's Mill
                                                        Williamsburg, VA 23185

Linwood R. Robertson          Executive                 Executive Vice President,
                              Vice President,           CFO and Treasurer of
                              CFO and                   Resources
                              Treasurer

William T. Roos               Director                  Retired
                                                        President
                                                        Penn Luggage, Inc.
                                                        2820 Build America Drive
                                                        Hampton, VA 23666

CUSIP No. 206156101                                         Page 19 of 20 Pages


                                            Principal Occupation
         Name              Title            or Employment
         ----              -----            -------------


Frank S. Royal             Director         Physician
                                            East End Medical Building
                                            1122 North 25th Street,
                                            Suite A
                                            Richmond, VA 23223

Judith B. Sack             Director         Senior Advisor
                                            Morgan Stanley & Co., Inc.
                                            1585 Broadway
                                            14th Floor
                                            New York, New York 10036

S. Dallas Simmons          Director         President
                                            Virginia Union University
                                            1500 North Lombardy Street
                                            Richmond, VA 23220

Robert H. Spilman          Director         Chief Executive Officer
                                            Chairman of the Board
                                            Bassett Furniture
                                            Industries, Inc.
                                            245 Main Street
                                            P.O. Box 626
                                            Bassett, VA 24055

James L. Trueheart         VP and           Vice President and
                           Controller       Controller of Resources

Patricia A. Wilkerson      Corporate        Corporate Secretary of
                           Secretary        of Resources

Fred G. Wood, III          Assistant VP -   Assistant Vice President -
                           Investor         Investor Relations of
                           Relations        Resources

         The business address of Messrs. Capps, Robertson, Heavenridge, Herrick, Chewning, Trueheart, Hall, Wilkerson, Wood, Robertson and Farrell is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Principal Occupation or Employment" above.